Exhibit 99.1
Early Resignation of an Outside Director

On January 13, 2023, Shinhan Financial Group announced the following resignation of Mr. BYEON Yang-ho who is an outside director and a member of the Risk management, Remuneration and ESG strategy committee of the company.

Key Details:

•	Details of the resigning Outside Director:
	1)	Name: BYEON Yang-ho
	2)	Stated term as an Outside Director: From March 24, 2022 to the date of the annual general meeting of shareholders in 2023
	3)	Stated term as a member of Risk management, Remuneration and ESG strategy committee: March 24, 2022 to the date of the annual general meeting of shareholders in 2023
•	Reason for resignation: Personal reasons